SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CREDENCE SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

CREDENCE SYSTEMS CORPORATION

(Name of Filing Person (Offeror))

Options To Purchase Common Stock

Par Value $0.001 Per Share

(Title of Class of Securities)

00893162

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lavi Lev

President and Chief Executive Officer

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

Telephone: (408) 635-4300

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Richard Scudellari

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Credence/LTX Merger Q&A

Section 1 - Investor and Analysts FAQ

1.1 LEADERSHIP

Q	What is the executive structure?

•	Both the CEO and CFO of LTX will become the CEO and CFO of the new combined entity. The CEO of Credence will assume the position of executive chairman for the joint entity.

•	Further organizational changes and leadership will be determined in the coming months.

Q	What is the Board structure?

•	There will be 5 directors from LTX and 4 directors from Credence. The current CEO of Credence will be the Executive Chairman of the combined BOD.

Q	Why are the CEO and CFO of the new company from LTX?

•	The decision for Dave and Mark to assume the positions of CEO and CFO respectively was a recommendation made by Lavi and Casey because both felt that at this stage success for the new company requires broad ATE experience and Lavi’s skill is integration and operations best served at the Board of Directors level.

1.2 INTEGRATION

Q	What triggered the merger? / Why did the two companies merge?

•	Three main reasons:

i.	Complementary Portfolio – Broadest coverage of technologies

1.	Accelerates strategy to address key customer test challenges

•	Small, highly integrated devices

•	Mixture of Digital, analog, Mixed-signal, and RF

2.	Enhances presence in RF area for Credence

3.	Extends portfolio in low cost, high density digital for LTX

4.	Improves the mixed-signal capabilities for both companies

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Credence/LTX Merger Q&A

ii.	Business Synergies - Economies of scale g top-line growth

1.	Expands participation in complementary market segments such as wireless, consumer, computing, and automotive

2.	Additive customer base with minimal overlap of customers

3.	Benefits customers and shareholders of both companies

iii.	Operational efficiencies – Bottom line health

1.	Significant opportunity to drive operational synergies in the combination

2.	Increases R&D capacity through addition of world-class technical expertise

Q	Does this indicate a failure of the individual companies’ strategies?

•	Same answer as above

Q	Isn’t this just a last resort attempt on both companies’ side to survive in the face of competition and lack of traction?

•	Standalone, both companies have a solid plan for top and bottom line growth. LTX products are gaining traction due to their superior RF and mixed-signal capabilities. Credence’s products are also gaining traction. Both companies are very well positioned for success.

Q	What are the major benefits of the merger?

•	SCALE: Because both of our products are in demand, the larger scale will give us both the ability to expand our customer base and to support them going forward.

•	Complementary product portfolio: The combined product portfolio will be extremely complementary and will give our customers the best possible portfolio of technologies to match their business and technical needs.

•	World-class R&D: Credence brings proven expertise in the digital, analog and mixed-signal test development techniques and LTX bring an equally strong RF and mixed-signal R&D organization. The combination of the two will create a strong technical force in the ATE industry capable of effectively competing with the larger players like Teradyne and Verigy.

•	Additive customer base: With the exception of a few customers, there is very little overlap in our customer base. Therefore, the combined companies get access to a much broader pool of customers, further reducing the risk of dependence on any one single large customer.

Q	Where do you currently see overlaps and how will that be resolved?

•	There is very little overlap in our technologies or our customer base. There are a few customers that are currently serviced by both companies, but even here the product groups supported within these customers has limited overlap. Any overlaps that exist will be analyzed and resolved after the close of the transaction.

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Credence/LTX Merger Q&A

Q	How long to achieve full integration?

•	We expect the full integration to take between 12-18 months after the close of the deal. However, majority of the synergies will be realized during the first year.

Q	What synergies can be attained? When?

•	The synergies will come from across the board – operational, product, footprint, people

•	The timing of the synergies will be clear once the two companies merge and can share the information.

•	We expect the full integration to take between 12-18 months after the close of the deal. However, majority of the synergies will be realized during the first year

Q	What do you anticipate the complexities of the restructuring will be?

•	The complexities of restructuring will be the normal ones – transition plans, schedules of departures, and maintaining continuity of the business, customer support and relationships, as well as employee morale.

•	These are fully comprehended complexities and we will plan carefully to minimize the impact on our business, our people, and our customers.

•	We expect the full integration to take between 12-18 months after the close of the deal. However, majority of the synergies will be realized during the first year.

Q	What offices will remain open? Close?

•	Both companies have a worldwide presence and as a result have duplicate offices in many locations. An in depth analysis of square footage, employees per location, and proximity of customers to the offices will be conducted to determine the outcome of the footprint consolidation effort.

Q	What will staffing changes look like?

•	At this point, other than the top level leadership of the company, no decision has been made on the organization. This work will occur over the next few months and we will communicate the structure in a timely fashion.

1.3 MARKET AND FINANCIAL

Q	What will joint market share look like in your major markets?

•	We cannot discuss market segment share numbers at this point. However, it is fair to state that the combined company will have a stronger segment share in consumer and wireless ATE. In addition, the combined company will have the largest installed base of testers in Asia where more and more of consumer-driven device test is conducted.

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Credence/LTX Merger Q&A

Q	Whose listing/ticker symbol will you use?

•	The merger will create a new company with a new name and ticker symbol. We will determine the new name for the company between June 23rd and September when the deal is expected to close.

Q	Will one company absorb the other, or will the merger be truly of equals, generating a new name?

•	This is a merger of equals from a structure point of view. But decision making around operations and synergies will be crisp and clean with clearly defined ownership.

Q	What are business model targets: Revenue, GM, Opex, EPS? When will the company be profitable?

•	We cannot share any details about the business model at this time. However, we are confident that the combined entity will be profitable within a year of the deal closure.

Q	Impact to Opex categories: R&D, SG&A?

•	We cannot share this level of detail at this time. However, the goal of the company will be to keep R&D, SG&A, and other operating expenses in line with the industry.

Q	Product revenue, service revenue?

•	We cannot share this level of detail at this time. But it is fair to assume that the ratio of product revenue to service revenue will be 3 to 1, which has historically been the case for both companies operating standalone.

Q	Impact to debt structures?

•	We do not expect a negative impact.

1.4 RISKS

Q	What risk is there to existing customers changing vendors?

•	We do not see a significant risk for the following reasons

i.	The combined company with have the scale and financial means to provide our customers with greater confidence.

ii.	The combined company will offer our customers a broader, more applicable portfolio of test solutions.

iii.	Both companies, individually and collectively already offer our customers the lowest cost of test already so switching vendors is not in the best interest of our customers.

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Credence/LTX Merger Q&A

iv.	Our customers will be better supported because of our new scale and will have more resources available to them.

v.	And finally, customers switch when they stop getting support or good technology from their vendors. The combined company will offer our customers better support and more product options.

Q	Will this impact business with key customers like TI and AMD?

•	No.

•	Our product offerings are complementary and if anything, our customers will have more choices and better support.

1.5 PRODUCT

Q	What will this mean for the Credence and LTX product roadmaps?

•	We cannot make any product plans or commitments until after approval of this merger by our stockholders and official closing of the deal. So, we are not in a position to discuss at this time

•	The combined company portfolio will enable us to address a broader set of customer needs.

1.6 CREDENCE SPECIFIC

Q	Is Credence ready to take on another significant restructuring with the difficulties you’re having with the current restructuring?

•	First, we are not having difficulties with our current restructuring plans. They are progressing as planned with the exception of a few foreign offices where local labor laws have delayed our ability to proceed on our original schedule.

•	We are confident, given our track record thus far, that we can make difficult decisions and execute in a timely fashion.

Q	Will this impact Credence’s outsourcing plans?

•	This does not impact our outsourcing plans.

•	LTX is already fully outsourced

•	Credence is on track to complete outsourcing by the end of FY08.

•	Over time, we will look for synergies across all of the combined company’s contract manufacturers, suppliers, and partners.

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Credence/LTX Merger Q&A

Q	How does this impact Credence’s current consolidation plans?

•	Our current consolidation effort is nearing completion and will be finished as planned.

•	Further synergies will be sought in office consolidation worldwide.

•	We will rationalize the office consolidation based on proximity to customers, square footage available to consolidate the workforce, as well as favorable lease terms.

Q	What percentage of your combined revenues can Credence expect? What kind of cannibalism will Credence see?

•	Despite the facts that there is minimal overlap in our customer-base and our product portfolios are extremely complementary, we will see some impact to the combined company’s revenue. As we review the synergies and dissynergies further, we will be able to provide a more concrete answer.

1.7 LTX SPECIFIC

Q	How much of LTX’s business have been focused on the consumer space?

•	Majority of LTX’s business has been focused on the consumer-driven semiconductor market segments. Their mixed-signal and RF solutions are used to test high volume devices going into consumer products across the mobility, connectivity, entertainment, and infotainment market segments.

Q	LTX’s product strategy has been based around the X-Series single platform. What impact will this merger have on this product strategy?

•	As stated earlier, we cannot discuss future product strategy. However, we are committed to providing our customers with the test technology they need in order to solve their test challenges

Section 2 - Employees FAQ

2.1 ON THE MERGER?

Q	What is the executive structure?

•	Both the CEO and CFO of LTX will become the CEO and CFO of the new combined entity. The CEO of Credence will assume the position of executive chairman for the joint entity.

•	Further organizational changes and leadership will be determined in the coming months.

Q	What triggered the merger? / Why did the two companies merge?

•	Three main reasons:

i.	Complementary Portfolio – Broadest coverage of technologies

8 | P a g e	S t r i c t l y C o n f i d e n t i a l

Credence/LTX Merger Q&A

1.	Accelerates strategy to address key customer test challenges

•	Small, highly integrated devices

•	Mixture of Digital, analog, Mixed-signal, and RF

2.	Enhances presence in RF area for Credence

3.	Extends portfolio in low cost, high density digital for LTX

4.	Improves the mixed-signal capabilities for both companies

ii.	Business Synergies - Economies of scale g top-line growth

1.	Expands participation in complementary market segments such as wireless, consumer, computing, and automotive

2.	Additive customer base with minimal overlap of customers

3.	Benefits customers and shareholders of both companies

iii.	Operational efficiencies – Bottom line health

1.	Significant opportunity to drive operational synergies in the combination

2.	Increases R&D capacity through addition of world-class technical expertise

Q	Does this indicate a failure of the individual companies’ strategies?

•	Same answer as above

Q	Isn’t this just a last resort attempt on both companies’ side to survive in the face of competition and lack of traction?

•	Standalone, both companies have a solid plan for top and bottom line growth. LTX products are gaining traction due to their superior RF and mixed-signal capabilities. Credence’s products are also gaining traction. Both companies are very well positioned for success.

Q	What are the major benefits of the merger?

•	SCALE: Because both of our products are in demand, the larger scale will give us both the ability to expand our customer base and to support them going forward.

•	Complementary product portfolio: The combined product portfolio will be extremely complementary and will give our customers the best possible portfolio of technologies to match their business and technical needs.

•	World-class R&D: Credence brings proven expertise in the digital, analog and mixed-signal test development techniques and LTX bring an equally strong RF and mixed-signal R&D organization. The combination of the two will create a strong technical force in the ATE industry capable of effectively competing with the larger players like Teradyne and Verigy.

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Credence/LTX Merger Q&A

•	Additive customer base: With the exception of three customers, there is no overlap in our customer base. Therefore, the combined companies get access to a much broader pool of customers, further reducing the risk of dependence on any one single large customer.

Q	Over what period of time will the expected benefits be realized?

•	We anticipate some benefits will be realized shortly after the deal closes and we expect others may take several months.

Q	How many employees do Credence and LTX have?

•	LTX currently has 454 employees

•	Credence currently has 1086 employees.

Q	Is this a merger or an acquisition?

•	The difference is largely semantic. For all practical purposes, this is a mutually-agreed, equal merger of two leading companies.

Q	When do we expect this deal to close?

•	The merger is expected to complete by September 30, 2008

Q	What are the terms of the transaction?

•	The terms of the transaction can be found in the Press Release. Within 4 days of the press release, an 8K will be filed which will provide more details on the terms.

Q	Who proposed this merger – Credence or LTX?

•	Where the request originated is not relevant. What is relevant is that both companies have conducted the appropriate due diligence and are fully behind the proposal to merge.

•	We believe the combined entity will be a strong ATE contender and will offer consumer-driven semiconductor companies with the best test solutions in order for them to maximize their profits.

Q	How will this transaction impact guidance for the remainder of each company’s fiscal year?

•	Guidance for the current quarter for either company will not change. Once the merger is finalized, the new guidance for the combined company will be provided.

Q	What is required to close the transaction?

•	Stockholders of both companies must approve the deal. In addition, the transaction must obtain customary regulatory approvals.

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Credence/LTX Merger Q&A

Q	How confident are both companies that this transaction will go through?

•	Both expect the transaction to close. The Boards of both companies have approved the deal. Completion of this type of transaction is subject to customary closing conditions, including obtaining regulatory approvals and the approval of both companies’ stockholders. We do not anticipate any problems with regulatory approvals. That said, there are always risks involved in transactions of this size.

Q	What happens next?

•	On a day-to-day basis, you’ll notice no immediate change. But in the coming weeks, management-employee teams will get acquainted and sort through the details. Talk with your manager. If you have specific questions, just ask.

Q	What will happen to the Credence engineers working on the Sapphire DPI project in Hillsboro?

•	We will complete all DPI related obligations as planned. We have also begun the detailed planning for the D40128 program. The engineering resources for that program are just being defined as part of the PPD, and as details are solidified, we will share that information as quickly as it becomes available.

Q	What are the legal hurdles we have to jump for the deal to close?

•	The transaction is subject to various closing conditions, including approval by Credence and LTX stockholders and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act

Q	If I am approached by a member of the Press for comments what should I do?

•	If you are contacted by anyone outside of Credence, including the press, please direct any inquiries to Kuhoo Edson @ (408) 635-4601 or kuhoo_edson@Credence.com or Mark Gallenberger from LTX

2.2 ON THE NEW COMPANY

Q	What will the mission of the combined company be?

•	The combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions enabling customers to implement best in class test strategies to maximize their profitability.

Q	Where do you currently see overlaps and how will that be resolved?

•	There is very little overlap in our technologies or our customer base. There are a few customers that are currently serviced by both companies, but even here the product groups supported within these customers have limited overlap. Any overlaps that exist will be analyzed and resolved after the close of the transaction.

Q	How long to achieve full integration?

•	We expect the full integration to take between 12-18 months after the close of the deal. However, majority of the synergies will be realized during the first year

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Credence/LTX Merger Q&A

Q	What synergies can be attained? When?

•	The synergies will come from across the board – operational, product, footprint, people

•	The timing of the synergies will be clear once the two companies merge and can share the information.

•	We expect the integration, which includes the synergies, to complete within 9-12 months from the completion of the merger.

Q	What do you anticipate the complexities of the restructuring will be?

•	The complexities of restructuring will be the normal ones – transition plans, schedules of departures, and maintaining continuity of the business, customer support and relationships, as well as employee morale.

•	These are fully comprehended complexities and we will plan carefully to minimize the impact on our business, our people, and our customers.

Q	What offices will remain open? Close?

•	Both companies have a worldwide presence and as a result have duplicate offices in many locations. An in depth analysis of square footage, employees per location, and proximity of customers to the offices will be conducted to determine the outcome of the footprint consolidation effort.

Q	What will staffing changes look like?

•	At this point, other than the top level leadership of the company, no final decisions have been made on the organization. There will be synergies that will have to come out of the combined company and as we know more over the next few months and we will communicate in an open and timely manner.

Q	How do the cultures of the two companies compare?

•	Both LTX and Credence have similar values and modes of operation. Both companies encourage openness and honesty. Both companies put customers at the top of our priority list. And both companies value our employees.

•	We believe the two cultures are very compatible, and we are committed to putting the right amount of effort around areas where we potentially differ.

Q	How will the integration process of the two companies be managed?

•	The combined company will establish and monitor specific milestones and processes to ensure the integration of the two companies is executed as flawlessly as possible.

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Credence/LTX Merger Q&A

Q	Who is on the new Board of Directors?

•	The BOD for the new company will comprise 4 Credence board members and 5 LTX Board members.

Q	What will be the fiscal reporting calendar for the combined company?

•	Until the transaction is complete, both companies will maintain their current fiscal reporting practices. Upon close, the combined company will determine fiscal reporting practices during the integration period.

Q	Will my department relocate, reorganize or close?

•	The CEO and CFO of the combined company will relocate to the new company headquarters in Milpitas.

•	Other than that, we still need to go through a thorough synergy analysis before we can communicate the exact impact on relocations, reorganizations, etc.

Q	What do you see as the opportunities for the combined company going forward? Did something change in how Credence/LTX perceive their standalone business opportunity?

•	The combined company will have many benefits

•	We will have the scale and WW presence to effectively compete with others in the ATE industry

•	We will have the best in class test technology across RF, mixed-signal, analog, and digital – giving our customers the optimum flexibility and choice as they implement the right test strategy.

•	We will have more customers for our technologies, further diluting the risk of dependency with any single large customer.

•	We will have the leading semiconductor companies – AMD, TI, ST, Mediatek, Maxim and others – as our customers

•	With the combined portfolio, both companies will have an opportunity to expand their presence within the customers

Q	Will any of the reductions in employees come from one company or the other, or both companies?

•	Any potential reductions will be carefully considered and are likely to impact both organizations.

Q	Where will the company’s headquarters be based?

•	Headquarters will remain located in Miliptas. LTX’s Norwood, MA office will remain a key campus for the combined company.

•	Both the CEO and CFO of the combined company will relocate to the new company headquarters

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Credence/LTX Merger Q&A

Q	Credence and LTX both have offices in several of the same cities. Which offices will remain open? Will there be office closures?

•	Where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. Between now and close of this transaction, the integration team will review the worldwide locations of both companies and make recommendations regarding future plans based on our hiring plans and location of our customers.

Q	What opportunities are Credence/LTX addressing by this deal?

•	The combined company will have many opportunities

i.	We will have the scale and WW presence to effectively compete with others in the ATE industry

ii.	We will have the best in class test technology across RF, mixed-signal, analog, and digital – giving our customers the optimum flexibility and choice as they implement the right test strategy.

iii.	We will have more customers for our technologies, further diluting the risk of dependency with any single large customer.

iv.	We will have the leading semiconductor companies – AMD, TI, ST, Mediatek, Maxim and others – as our customers

v.	With the combined portfolio, both companies will have an opportunity to expand their presence within the customers

Q	Will our day-to-day operations be compatible?

•	Yes. While it’s common for two merging companies to say nice things about each other, for the record, in this case the admiration is genuine. Credence and LTX are cut from the same client-oriented cloth in the same industry. Both companies have similar goals: achieving sustained profitability and growth as well as continued personal growth for our employees.

2.3 CUSTOMERS

Q	How should I behave with customers?

•	In between the announcement on June 23rd, 2008 and the closing planned for September, both LTX and Credence employees should conduct business as usual.

•	This means competing as you would prior to the announcement.

•	This means not making any changes to the organization in anticipation of the merger.

•	It means continuing all R&D projects as we would if we were separate companies

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Credence/LTX Merger Q&A

Q	Why is this good for our customers?

•	Our customers will enjoy several benefits

i.	Increased confidence to conduct business with a larger, more financially stable company

ii.	Increased confidence to conduct business with a company that counts the leading semi providers as its customers

iii.	Increased access to technology resulting from strength of the combined product portfolio

iv.	Better support resulting from the strategic distribution of resources worldwide

Q	When will customers know who will be managing their account?

•	After close of the transaction, customers will be notified if there are any changes to their account teams. Until the close of transaction, the companies will continue to operate their respective businesses as usual.

Q	Should Credence/LTX customers continue to call Credence/LTX for support of their products?

•	Yes, our customers should continue to contact their respective support teams. Until this transaction is closed, Credence and LTX remain independent companies and will continue to operate their respective businesses as usual.

2.4 HR AND PERSONNEL RELATED

Q	What are the values that govern LTX? How do they differ from Credence?

•	Both LTX and Credence have similar values and modes of operation. Both companies encourage openness and honesty. Both companies put customers at the top of their priority list. And both companies value their employees.

•	We believe the two cultures are very compatible, and we are committed to putting the right amount of effort around areas where we potentially differ.

Q	Will our pay periods be the same?

•	Nothing will change during the pre-closing period. Credence and LTX currently operate a semi-monthly pay schedule in the US and will continue to follow local practices/law in other countries.

Q	What company do I work for?

•	Until closing, you work for the same company you worked for yesterday. Once the transaction closes, you will work for the new combined company.

Q	Will my benefits change?

•	Due to the merger, an HR team consisting of both companies will review all plans and create a road map to bring everyone under the same benefit program. For now, nothing changes.

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Credence/LTX Merger Q&A

Q	How are my stock options affected?

•	Immediately following the close, Credence shareholders will own 50.02% of the outstanding shares of the combined company and LTX shareholders will own 49.98% of the outstanding shares of the combined company. The exchange ratio for outstanding shares and options will be determined based on the foregoing split immediately prior to the close based on the outstanding shares of each company. The exchange ratio also applies to your option purchase price, with the end result being that the economic value in your options will remain the same. The percentage of your options that are currently vested will remain the same after the closing, and your current vesting schedule will continue to apply to the remaining unvested shares.

Q	Will my salary change?

•	No salary changes are contemplated. Whether Credence will have a merit increase during FY08 is still under consideration by eStaff.

Q	How does this impact my MFRs?

•	It doesn’t. You should continue to complete your 2H 08 MFRs as normal.

Q	Will the bonus plan change?

•	This has not been determined as of yet. For right now, the 2H 08 Incentive Plan remains in effect. Any changes will be communicated to all employees.

Q	Will my seniority change?

•	No

Q	What about the Credence stock exchange program?

•	The stock exchange program will be completed over the next 30 – 60 days. Exchange offers for all eligible employees will be sent out shortly. New options received in exchange under this program will then be converted to options in the new company as described above.

Q	Will my PTO accrual change?

•	This has not been determined as of yet. For right now you will stay on the same PTO accrual schedule. Any changes will be communicated to all employees.

Q	Will the holiday schedule change?

•	We are currently reviewing the holiday schedules for both companies, and will make a determination of the holiday schedule for calendar year 2009 before the end of the year. Holidays outside the US remain governed by local law and practice.

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Credence/LTX Merger Q&A

2.5 PRODUCT

Q	What will be the new company’s product roadmap?

•	It is too early to discuss the combined company roadmaps. However, we expect the individual strengths of the two companies – LTX: RF, mixed signal, and Software; Credence: Digital and mixed-signal – to play a significant role in the roadmap outcome.

Q	What are the benefits of the combined product lines?

•	The combined product lines, which are largely complementary, will allow the new company to offer the broadest, most cost effective test solutions to our customers in the Wireless, Computing, Automotive and Entertainment market segments.

Q	Are there areas of duplication in product lines? If so, how will that be addressed?

•	Credence and LTX are committed to serving the needs of our combined customers. The companies are highly complementary, and thus the amount of duplication between us is limited. Until the close of transaction, the companies will continue to operate business as usual. The combined company will not be able to create a joint product roadmap until after the transaction is closed.

Q	Will planned product releases for the 2 companies be affected?

•	Between June 23rd and October, when the merger is expected to close, both companies will continue to develop to their communicated roadmaps.

•	It is too early to discuss the combined company roadmaps. However, we expect the individual strengths of the two companies – LTX: RF, mixed signal, and Software; Credence: Digital and mixed-signal – to play a significant role in the roadmap outcome.

Q	Will any products be eliminated or phased out as part of this deal?

•	Until the close of transaction, the companies will continue to operate business as usual. The combined company will not be able to create a joint product roadmap until after the transaction is closed.

Q	We both have RF products, what will happen in this space?

•	We cannot comment or make any changes to our product roadmap. We must continue the developments we have committed to. Once the deal is complete we will decide and communicate the product plan(s).

2.6 CREDENCE SPECIFIC

Q	Will Credence keep its identity?

•	The new company will have a new name but the products from both companies will keep their brand names.

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Credence/LTX Merger Q&A

Q	Does this change the plans for our Hillsboro office?

•	No We will continue with our consolidation plans, as Lavi discussed at the last employee all hands (moving people closer together to improve the working environment, and possibly sublease some of the vacated space).

Q	Will Asia still be a major focus for us?

•	Yes. Asia continues to be the driver for test of consumer-driven semiconductor devices.

Q	Credence has a strong cash position – what will be the combined cash after the deal closes and will we still be able to pay our debt?

•	We believe we will have sufficient cash to cover operations and our debt.

Q	Why this merger … and why now so soon after the Company (Credence) changed direction at the beginning of this year?

•	This merger is consistent with our communicated strategy at the beginning of 2008.

•	Our strategy focused our company on consumer-driven semiconductor market segments – that has not changed with this merger.

•	Our strategy was to ensure bottom line health – that has not changed with this merger.

•	Our strategy was to increase the top line – the path to top-line increase was not specified and we believe this merger allows both companies to significantly increase their top line, making the combined entity a significant player in the ATE markets.

Q	When will I be able to talk with my counterpart at LTX?

•	Until the transaction closes, Credence and LTX must continue to operate as separate and independent companies. Until closing, you must continue to treat your counterpart at LTX just as you did before. Ordinary course of business conversation is fine, but you must not discuss any confidential business information. If you have any questions about this, please contact the Legal Department before engaging in discussions with your counterpart.

Q	We know what’s happening to Lavi and Casey – will my manager change?

•	Lavi will assume the role of Executive Chairman

•	Casey will stay with the new company during a transition period

•	Further analysis of the organization will occur in the coming months.

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Credence/LTX Merger Q&A

Q	Does this change any of the termination dates for Credence employees already notified that they will be leaving the Company?

•	Not at this time. Because business will continue as usual until the deal closes, we don’t contemplate any changes to termination dates for employees already notified.

Q	Are we still shutting down the first week in July in the US?

•	Yes, Credence’s US offices will be closed during the week of June 30 – July 4.

Q	Will there be any changes to where products are manufactured, outsourcing?

•	In the near-term, manufacturing of the two company’s product lines will continue as it is today. We will evaluate our options for longer term synergies in order to reduce the total number of contract manufacturers we work with.

Q	Will this merger affect the ‘in process’ visa/green card/ or work permit?
•	No.

Section 3 - Customer FAQ

Q	What will be the new company’s product roadmap?

•	It is too early to discuss the combined company roadmaps. However, we expect the individual strengths of the two companies – LTX: RF, mixed signal, and Software; Credence: Digital and mixed-signal – to play a significant role in the roadmap outcome.

Q	What changes should I expect in how I am supported? Will I have a new account team?

•	If anything, expect your support to get better over time. We are combining our application resources, services resources, and general support resources. The additive nature of these combined organizations will mean equal or better support of our customers.

Q	Can the company meet my capacity expansion requirements during the integration period?

•	Absolutely. The manufacturing of the individual product lines will continue the way it has worked in the past. Credence testers will be built by Plexus and Benchmark and LTX testers will be built by Jabil. Over time, in order to gain better efficiencies, we will work towards reducing the number of contract manufacturers but this will be done in a methodical and calculated manner. The ability to deliver systems to our customers will never be compromised.

Q	What will happen to the roadmap you’ve communicated to me? Will any of my products be discontinued?

•	At the top level, we see very little overlap between the two company’s product lines and customers. If anything, the customers of the combined company will have a broader portfolio of leading edge technologies to deploy on their manufacturing floors. Although we cannot communicate the roadmap at the time of this announcement, we are committed to continue to meet your overall test requirements and technology roadmap.

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Credence/LTX Merger Q&A

Q	Will the merger affect current new product developments that I need for my new products?

•	Both companies are committed to finishing projects on their individual testers as planned and communicated with their respective customers. Going forward, we will communicate the combined company’s roadmap and plan to deliver the technologies our customers need in order to deploy their devices profitably to their end customers.

Q	How will my system pricing change, are my costs going to go up or down?

•	We do not expect any pricing changes to the existing products from both companies. Customers will be able to continue buying these products in the same manner they acquire them today. Any new products developed and launched by the combined company will be priced with cost effectiveness in mind.

Q	How will my service and support personnel be affected?

•	Until the deal is closed, there will be no changes to the current service and support policies. Once the merger is completed we will communicate in more detail the service and support structure moving forward.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.

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Credence/LTX Merger Q&A

A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this Q&A regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipates synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release

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